Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated April 29, 2006, with respect to the statement of assets acquired and liabilities assumed as of December 31, 2005 and 2004 and the statement of direct revenues and direct operating expenses for the year ended December 31, 2005, the nine-month period ended December 31, 2004, the three-month period ended March 27, 2004, and the year ended December 31, 2003 of the Armour Foods Business of The Dial Corporation included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Phoenix, Arizona

December 21, 2007